T: 973 597 2476 F: 973 597 2477 E: sskolnick@lowenstein.com

September 9, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Mail Stop 3030

Washington, DC 20549

Attn:	Dillon Hagius

Laura Crotty

Gary Newberry

Daniel Gordon

Re:	Cingulate Inc. Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted August 13, 2021 CIK No. 0001862150

Ladies and Gentlemen:

On behalf of Cingulate Inc. (the “Company”), we are hereby responding to the letter, dated August 17, 2021 (the “Comment Letter”), from the staff (the “Staff”) of the Division of Corporation Finance, Office of Life Sciences, of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Amendment No. 2 to Draft Registration Statement on Form S-1, submitted on August 13, 2021 (the “Draft Registration Statement”). In response to the Comment Letter and to update certain information in the Draft Registration Statement, the Company is filing a registration statement (the “Revised Registration Statement”). For ease of reference, set forth below in bold are the comments of the Staff with respect to the Draft Registration Statement, as reflected in the Comment Letter. The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in the Draft Registration Statement unless defined herein.

The Company has authorized us to respond to the Comment Letter as follows:

Business

Recently Launched Products Lack Meaningful Clinical Innovation, page 83

1.	Please disclose the source of all information contained in the above entitled chart on page 83.

Response: The Company respectfully acknowledges the Staff’s comment and has included the requested disclosure on page 83.

Any questions regarding the contents of this letter or the Revised Registration Statement should be addressed to the undersigned at (973) 597-2476.

Very truly yours,

/s/ Steven M. Skolnick
Steven M. Skolnick

cc:	Shane J. Schaffer, Cingulate Inc.